Exhibit 99.1

Results for the year ended

31 December 2010

The following is a review of our financial condition and results of operations for the year ended 31 December 2010, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” in our Annual Report on Form 20-F for the year ended 31 December 2009 filed with the SEC on 15 April 2010 (“2009 Annual Report”) for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” in our 2009 Annual Report for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2009 Annual Report for further information on our presentation of financial information.

We have prepared our audited consolidated financial as of 31 December 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on audited financial statements as of and for the year ended 31 December 2010. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske ®and Jupiler®. In addition, we own a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2010, we employed approximately 114,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

On 18 November 2008, we completed our combination with Anheuser-Busch, the largest brewer of beer and other malt beverages in the United States. Following the Anheuser-Busch acquisition and the resulting increased leverage, we performed a series of assets disposals in 2009. Pursuant to the disposal program we divested during 2009: our 27% stake in Tsingtao (China), Oriental Brewery (Korea), four metal beverage can lid manufacturing plants from the US metal packaging subsidiary, Busch Entertainment Corporation, our Central European operations, the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland and the Labatt USA distribution rights. Our audited consolidated financial information for the full year 2010 reflects the performance of our business after the completion of the significant disposals we undertook during 2009.

Results of Operations for the Year Ended 31 December 2010 Compared to Year Ended 31 December 2009

The table below presents our condensed consolidated results of operations for full year ended 31 December 2010 and 2009.

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	398,918	408,603	(2.4)
Revenue	36,297	36,758	(1.3)
Cost of sales	(16,151)	(17,198)	6.1
Gross profit	20,146	19,560	3.0
Distribution expenses	(2,913)	(2,671)	(9.1)
Sales and marketing expenses	(4,712)	(4,992)	5.6
Administrative expenses	(1,960)	(2,310)	15.2
Other operating income/expenses	604	661	(8.6)
Exceptional items	(268)	1,321	(120.3)
Profit from operations	10,897	11,569	(5.8)

EBITDA, as defined(2)	13,685	14,387	(4.9)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(thousand hectoliters)		(%)(1)
North America	129,476	134,644	(3.8)
Latin America North	120,056	109,794	9.3
Latin America South	33,854	33,319	1.6
Western Europe	31,833	33,306	(4.4)
Central & Eastern Europe	26,750	40,178	(33.4)
Asia Pacific	50,268	52,486	(4.2)
Global Export & Holding Companies	6,681	4,875	37.0

Total	398,918	408,603	(2.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the year ended 31 December 2010 decreased 9.7 million hectoliters, or 2.4%, to 398.9 million hectoliters compared to our consolidated volumes for the year ended 31 December 2009.

The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010:

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia and the disposals of Oriental Brewery, the Tennent’s Lager brand and associated trading assets and our Central European operations. The 2010 disposals include the transaction entered into between AmBev and Cerveceria Regional S.A. related to their business in Venezuela. Collectively, these acquisitions and disposals negatively impacted our volumes by 18.0 million hectoliters (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

Excluding volume changes attributable to the acquisitions and disposals described above and certain changes in consolidation scope in Asia Pacific, our consolidated volumes would have increased by 8.3 million hectoliters, or 2.0% and our own beer volumes would have increased by 2.1% for the year ended 31 December 2010 compared to our volumes for the year ended 31 December 2009. The increase in volumes results mainly from continued strong performances in certain key brands led by Antarctica, Brahma and Skol in Brazil, Harbin and Budweiser in China, and Budweiser in the United Kingdom. On the same basis, in the year ended 31 December 2010, our non-beer volumes grew by 3.8% compared to our volumes for the year ended 31 December 2009.

North America

In the year ended 31 December 2010, our volumes in North America declined by 5.2 million hectoliters or 3.8% compared to the year ended 31 December 2009, impacted in part by a transfer of activities to our Global Export & Holding Companies zone. Excluding this transfer of activities, our total volumes would have declined by 3.1% from 2009 to 2010. Shipment volumes in the United States declined 3.0% with domestic United States beer sales-to-retailers adjusted for the number of selling days decreasing 3.2% in the year ended 31 December 2010 compared to 2009. In the United States, the high levels of unemployment continued to be the main driver of industry volume decline, affecting the sub-premium and premium segments in particular. Full year 2010 market share fell by half a percentage point from last year driven mainly by losses in our sub-premium and non-Focus brands where we made a decision to rebalance our brand portfolio.

In Canada, our beer volumes fell 3.9% during the year ended 31 December 2010. Demand across the industry continued to be weak, leading to a second straight year of industry decline, down 1% in 2010, after 10 years of growth. Market share fell in 2010 as compared to 2009 as we continued to focus on balancing volume with profitability.

Latin America North

In the year ended 31 December 2010, our volumes in the Latin America North zone grew by 10.3 million hectoliters, or 9.3%, compared to 2009. Excluding the transaction related to Venezuela described above our total volumes would have increased by 9.6%, with beer volume growth of 10.5% and soft drink growth of 7.3% on the same basis. In Brazil, beer volume grew by 10.7% in 2010 driven by strong industry growth as well as market share gains driven by product and packaging innovations, such as Antarctica Sub Zero, the roll-out of 1 Liter packaging and Skol 360.

Latin America South

Latin America South volumes for the year ended 31 December 2010 increased by 0.5 million hectoliters, or 1.6%, compared to 2009. This increase includes volumes from our acquisition of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia in 2009. Excluding the effect of this acquisition, our total volumes would have increased by 0.7%, as solid growth of our beer operations of 3.9% was partly offset by a 4.2% decline in our non-beer activities as a consequence of industry weakness in Argentina. Beer volumes in Argentina grew 1.7% in 2010 as compared to 2009, reflecting a weak industry performance during the first half of 2010 and improvements in the second half.

Western Europe

Our volumes for the year ended 31 December 2010 declined by 1.5 million hectoliters, or 4.4%, compared to the year ended 31 December 2009. Excluding the disposals of the Tennent’s Lager brand and associated trading assets described above, our own beer volumes declined 1.6%, while total volumes, including subcontracted volumes, declined 2.5% in the year ended 31 December 2010 compared to 2009. Volume growth in the United Kingdom was offset by volume declines in Germany and Belgium.

In Belgium, our own beer volume fell 4.9% between 2009 and 2010 due to social actions in January 2010, increased competition in the off-trade and the impact of severe winter weather on transport and consumption in the fourth quarter. In Germany, our own beer volumes declined 9.0% in 2010 as compared to 2009, mainly driven by a weak industry performance and a very competitive, price-driven off-trade environment, resulting in market share loss. In the United Kingdom, excluding the disposals described above, our own beer volumes grew 3.4% in the year ended 31 December 2010 compared to 2009, driven by a strong performance by Budweiser with growth in the year of 36.1%. Our United Kingdom business achieved market share gains in both the on-trade and off-trade channels, driven by Budweiser’s FIFA World Cup sponsorship in addition to continued growth of Beck’s Vier in the on-trade.

Central & Eastern Europe

Our volumes for the year ended 31 December 2010 declined by 13.4 million hectoliters, or 33.4%, compared to the year ended 31 December 2009. Excluding the disposal of our Central European operations described above, our volumes decreased 0.9% between 2009 and 2010. In Russia, volumes fell 1.7% year on year reflecting industry weakness at the beginning of 2010 following inventory build-up by distributors and retailers in the fourth quarter of 2009 in anticipation of the excise tax increase that took effect in January 2010. Market share gains were achieved behind the launch of Bud in May, and the strong performance of our Focus Brand Kliskoye with growth of 5.3% in 2010. In Ukraine, beer volumes grew by 0.4% for the year ended 31 December 2010 compared to the same period in 2009, following the launch of new national campaigns for our brands Chernigivske and Rogan in the last two months of 2010.

Asia Pacific

For the year ended 31 December 2010, our volumes declined 2.2 million hectoliters, or 4.2%, compared to the year ended 31 December 2009. Excluding the disposal of Oriental Brewery and changes in consolidation scope in the zone, our volumes in China increased by 6.0% year on year driven by the growth of our Focus brands and the successful launch of Budweiser Lime in major cities across China.

Global Export & Holding Companies

For the year ended 31 December 2010, Global Export & Holding Companies volume increased 1.8 million hectoliters, or 37% compared to the year ended 31 December 2009 primarily due to a transfer of activities from North America.

Revenue

The following table reflects changes in revenue across our business zones for the full year ended 31 December 2010 as compared to our revenue for the full year ended 31 December 2009.

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	15,296	15,486	(1.2)
Latin America North	10,018	7,649	31.0
Latin America South	2,182	1,899	14.9
Western Europe	3,937	4,312	(8.7)
Central & Eastern Europe	1,619	2,492	(35.0)
Asia Pacific	1,767	1,985	(11.0)
Global Export & Holding Companies	1,479	2,936	(49.6)

Total	36,297	36,758	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 36,297 million for the year ended 31 December 2010. This represented a decline of 1.3% as compared to our consolidated revenue for the year ended 31 December 2009 of USD 36,758 million. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposals of InBev USA, Oriental Brewery, the Tennent’s Lager brand and associated trading assets, four metal beverage can and lid manufacturing plants in the United States, Busch Entertainment Corporation, and our Central European operations (collectively, the “2009 acquisitions and disposals”). The 2010 disposals include the transaction entered into between AmBev and Cerveceria Regional S.A. related to their business in Venezuela and the disposal of certain non-core activities in North America (collectively the “2010 disposals”, and together with the 2009 acquisitions and disposals, the “2009 and 2010 acquisitions and disposals”). The 2009 and 2010 acquisitions and disposals described above negatively impacted our consolidated revenue by USD 2,959 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

•

Our consolidated revenue for the year ended 31 December 2010 also reflects a favorable currency translation impact of USD 1,255 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our revenue would have increased 3.4% for the year ended 31 December 2010 compared to the year ended 31 December 2009. Our consolidated revenue for the year ended 31 December 2010 was partly impacted by the developments in volume discussed above. The main business zone contributing to growth in our consolidated revenues was Latin America North, where revenue growth was attributable to favorable currency translation effects, higher volumes in beer and non-beer categories and overall industry growth driven by the robust Brazilian economy. On the same basis, revenue per hectoliter grew reflecting positive momentum, in part due to selective price increases in the latter part of 2010. Such growth was partially offset by geography mix, as Latin America North, Latin America South and Asia Pacific grew faster than zones with higher revenue per hectoliter, and by the excise tax impact in Russia.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(6,946)	(7,525)	7.7
Latin America North	(3,410)	(2,487)	(37.1)
Latin America South	(842)	(735)	(14.6)
Western Europe	(1,883)	(1,962)	4.0
Central & Eastern Europe	(857)	(1,194)	28.2
Asia Pacific	(1,008)	(1,052)	4.2
Global Export & Holding Companies	(1,206)	(2,243)	46.2

Total	(16,151)	(17,198)	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 16,151 million for year ended 31 December 2010. This represented a decrease of USD 1,047 million, or 6.1%, compared to our consolidated cost of sales for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 1,710 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

•

Our consolidated cost of sales for the year ended 31 December 2010 also reflects a negative currency translation impact of USD 394 million mainly arising from currency translation effects in Latin America North and North America (Canada).

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our cost of sales would have increased by 1.6% as compared to the year ended 31 December 2009 as higher raw material and packaging costs in Latin America North and Latin America South offset procurement savings and best practices implementation in North America and Western Europe. On the same basis, cost of sales per hectoliter decreased primarily as result of geography mix, as Latin America North and Asia Pacific grew faster than zones with higher cost of sales per hectoliter.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2010 as compared to the year ended 31 December 2009. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2010 were USD 8,981 million, representing a decrease of USD 331 million, or 3.6% compared to our operating expenses for the year ended 31 December 2009.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(774)	(792)	2.3
Latin America North	(1,128)	(781)	(44.4)
Latin America South	(180)	(166)	(8.4)
Western Europe	(393)	(457)	14.0
Central & Eastern Europe	(191)	(241)	20.7
Asia Pacific	(140)	(142)	1.4
Global Export & Holding Companies	(106)	(93)	(14.0)

Total	(2,913)	(2,671)	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,913 million for the year ended 31 December 2010. This represented an increase of USD 242 million, or 9.1%, as compared to the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 149 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

•

Our consolidated distribution expenses for the year ended 31 December 2010 also reflect a negative currency translation impact of USD 140 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 9.3% driven by higher transport tariffs in Russia and Ukraine, and higher transportation costs in Brazil and China related to geographic expansion.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating overhead costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency fees and media costs), global and local sponsorships, events, surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(1,565)	(1,694)	7.6
Latin America North	(1,238)	(1,016)	(21.9)
Latin America South	(228)	(182)	(25.3)
Western Europe	(716)	(798)	10.3
Central & Eastern Europe	(353)	(485)	27.2
Asia Pacific	(439)	(542)	19.0
Global Export & Holding Companies	(174)	(275)	36.7

Total	(4,712)	(4,992)	5.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 4,712 million for the year ended 31 December 2010. This represented a decrease of USD 280 million, or 5.6%, as compared to our sales and marketing expenses for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated sales and marketing expenses by USD 393 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

•	Our consolidated sales and marketing expenses for the year ended 31 December 2010 also reflect a negative currency translation impact of USD 137 million.

Excluding the effects of the business acquisitions and disposals and currency translation described above and the conversion in 2010 of certain sales expenses into discount programs in Western Europe and Asia Pacific, our overall sales and marketing expenses for the year ended 31 December 2010 would have increased 2.0%, resulting from increased investments in our key brands, innovation and sponsoring activities in the early part of 2010 (e.g. FIFA World Cup), including an increase in Central and Eastern Europe to support the launch of Bud in Russia. This increase was offset in part by reductions in overhead expenses, especially in the United States.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(526)	(636)	17.3
Latin America North	(518)	(551)	6.0
Latin America South	(75)	(73)	(2.7)
Western Europe	(291)	(389)	25.2
Central & Eastern Europe	(109)	(171)	36.3
Asia Pacific	(148)	(142)	(4.2)
Global Export & Holding Companies	(292)	(349)	16.3

Total	(1,960)	(2,310)	15.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,960 million for the year ended 31 December 2010. This represented a decrease of USD 350 million, or 15.2%, as compared to our consolidated administrative expenses for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated administrative expenses by USD 90 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

•	Our consolidated administrative expenses for the year ended 31 December 2010 also reflect a negative currency translation impact of USD 44 million.

Excluding the effects of the business acquisitions and disposals, and the currency translation effects described above, administrative expenses would have decreased by 13.2% as a result of continued fixed cost savings across our business, and lower accruals for variable compensation as compared to 2009.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	61	54	13.0
Latin America North	359	243	47.7
Latin America South	(8)	(12)	33.3
Western Europe	83	(107)	177.6
Central & Eastern Europe	7	(121)	105.8
Asia Pacific	47	36	30.6
Global Export & Holding Companies	54	568	(90.5)

Total	604	661	(8.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2010 was USD 604 million. This represented a decrease of USD 57 million, or 8.6%, compared to the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects:

•

The 2009 and 2010 acquisitions and disposals described above negatively impacted our consolidated other operating income/expenses by USD 8 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009.

•	Our consolidated other operating income/expenses for the year ended 31 December 2010 also reflect a positive currency translation impact of USD 40 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income would have decreased 13.4% for the year ended 31 December 2010 as compared to 2009 as the 2009 results were impacted by a curtailment gain in 2009 in North America following the amendment of certain U.S. pensions and post-retirement healthcare benefits as part of the Anheuser-Busch integration. As of 2010, certain intragroup transactions, previously recorded in the zones, are recorded in the Global Export & Holding Companies zone, with no impact on consolidated results.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the year ended 31 December 2010, exceptional items consisted of restructuring charges and business and asset disposals. Exceptional items were as follows for the year ended 31 December 2010 and 2009:

	Year ended 31 December 2010	Year ended 31 December 2009
	(USD million)
Restructuring (including impairment losses)	(252)	(153)
Fair value adjustments	—	(67)
Business and asset disposal (including impairment losses)	(16)	1,541

Total	(268)	1,321

Restructuring

Exceptional restructuring charges amounted to USD 252 million for the year ended 31 December 2010 as compared to USD 153 million for 2009. The 2010 charges are primarily related to the continued Anheuser-Busch integration in North America and organizational alignments in Western Europe. In addition, these charges include restructuring and impairment losses related to the closure of the Hamilton Brewery in Canada. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones and are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net charge of USD 16 million for the year ended 31 December 2010 compared to a net benefit of USD 1,541 million for the same period in 2009. For 2010, the balance reflects the net impact resulting from a gain on the settlement of the deferred portion of the sale proceeds from the disposal of Oriental Brewery of USD 50 million and positive adjustments of USD 17 million on accruals and provisions relating to certain divestitures from previous years. This was more than offset by the measurement at fair value of the retained interest in the combination in Venezuela between AmBev and Cerveceria Regional S.A. resulting in a charge of USD 31 million and losses on disposal on certain non-core Anheuser-Busch assets resulting in a net charge of USD 52 million, including a USD 65 million impairment loss.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	5,309	4,956	7.1
Latin America North	4,049	3,165	27.9
Latin America South	841	724	16.2
Western Europe	683	543	25.8
Central & Eastern Europe	118	279	(57.7)
Asia Pacific	88	96	(8.3)
Global Export & Holding Companies	(191)	1,805	(110.6)

Total	10,897	11,569	(5.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations decreased to USD 10,897 million for the year ended 31 December 2010. This represented a decrease of USD 672 million, or 5.8%, as compared to our profit from operations for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010, currency translation effects and the effects of certain exceptional items as described above.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
Profit	5,762	5,877	(2.0)
Net finance cost	3,736	4,419	(15.3)
Income tax expense	1,920	1,786	7.5
Share of result of associates	(521)	(513)	(1.6)

Profit from operations	10,897	11,569	(5.8)
Depreciation, amortization and impairment	2,788	2,818	(1.1)

EBITDA, as defined(2)	13,685	14,387	(4.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined” of our 2009 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, decreased to USD 13,685 million for the year ended 31 December 2010. This represented a decrease of USD 702 million, or 4.9%, as compared to our EBITDA, as defined, for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 185 million (before impairment losses) of certain exceptional items in the year ended 31 December 2010, as compared to a positive impact of USD 1,350 million (before impairment losses) during year ended 31 December 2009. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2010 and 2009.

Net Finance Cost

Our net finance cost for the year ended 31 December 2010 was USD 3,736 million, as compared to USD 4,419 million for the year ended 31 December 2009, or a decrease of USD 683 million.

Net finance cost in the year ended 31 December 2010 included exceptional finance costs of USD 925 million resulting from incremental accretion expenses of USD 192 million and a USD 733 million one-time, mark-to-market adjustment as certain interest rate swaps hedging borrowings under our senior bank facilities became ineffective as a result of the repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment is spread over the period 2010 to 2014. For the year ended 31 December 2009, exceptional finance costs were USD 629 million.

Excluding these exceptional finance costs, net finance costs decreased by USD 979 million to USD 2,811 million for the year ended 31 December 2010 compared to the same period in 2009. This decrease is mainly due to lower net interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt, favorable foreign exchange variances arising from EUR/USD currency fluctuations and gains from derivative contracts entered into to hedge risks associated with different share based compensation programs.

Share of result of associates

Our share of result of associates for the year ended 31 December 2010 was USD 521 million as compared to USD 513 million for the year ended 31 December 2009, reflecting the recognition of the results of our investment in Grupo Modelo.

Income Tax Expense

Our total income tax expense for the year ended 31 December amounted to USD 1,920 million, with an effective tax rate of 26.8% (as compared to 25.0% for the year ended 31 December 2009). The increase in our effective tax rate for the year ended 31 December 2010 was primarily due to the non-deductibility of certain exceptional charges associated with the refinancing and repayment of our senior bank facilities. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,736 million for the year ended 31 December 2010, an increase of USD 472 million from USD 1,264 million for the year ended 31 December 2009. The increase in profit attributable to non-controlling interests was primarily due to higher AmBev profits and currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2010 was USD 4,026 million with basic earnings per share of USD 2.53, based on 1,592 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2010. Excluding the exceptional items and exceptional finance costs discussed above, profit attributable to our equity holders for 2010 would have been USD 5,040 million and earnings per share would have been USD 3.17.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2010 and 2009:

	Year ended 31 December 2010	Year ended 31 December 2009
U.S. dollars	40.4%	44.3%
Brazilian reais	26.7%	19.8%
Euro	7.6%	8.5%
Canadian dollars	5.7%	5.3%
Chinese yuan	4.8%	4.7%
Argentinean peso	3.5%	3.1%
Russian ruble	3.3%	3.1%
Other	8.0%	11.2%

The fluctuation of the foreign currency rates had a positive translation impact on our 2010 revenues of USD 1,255 million (versus a negative impact in 2009 of USD 2,680 million). Our profit (after tax) was positively affected by the fluctuation of foreign currencies by USD 558 million (versus a negative impact in 2009 of USD 599 million), while the positive translation impact on its basic earnings per share (profit attributable to our equity holders) was USD 357 million or USD 0.22 per share (versus a negative impact in 2009 of USD 441 million or USD 0.28 per share).

The impact of the fluctuation of the foreign currencies was a USD 725 million decrease to net debt and a USD 939 million increase to equity. In 2009, the impact was a USD 897 million increase to net debt and a USD 2,216 million increase to equity.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the years ended 31 December 2010 and 2009:

	Year ended 31 December 2010	Year ended 31 December 2009
	(USD million)
Cash flow from operating activities	9,905	9,124
Cash flow from (used in) investing activities	(2,546)	5,269
Cash flow from (used in) financing activities	(6,757)	(13,096)

Net increase (decrease) in cash and cash equivalents	602	1,297

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2010 and 2009 were as follows:

	Year ended 31 December 2010	Year ended 31 December 2009
	(USD million)
Profit (including non-controlling interests)	5,762	5,877
Interest, taxes and non-cash items included in profit	8,503	7,353

Cash flow from operating activities before changes in working capital and provisions	14,265	13,230
Change in working capital	226	787
Pension contributions and use of provisions	(519)	(548)
Interest and taxes (paid)/received	(4,450)	(4,345)
Dividends received	383	—

Cash flow from operating activities	9,905	9,124

Net cash from operating activities in 2010 increased by USD 781 million, or 8.6%, from USD 9,124 million in 2009 to USD 9,905 million in 2010. The improvement was the combined result of an increase in our operating results and dividends received from Grupo Modelo, offset by a smaller positive change in working capital and the cash generated from operating activities of the businesses disposed in 2009 which are included in the reported figures of 2009.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 226 million to operational cash flow in 2010. This change includes a USD 143 million cash outflow from derivatives. Excluding the impact of derivatives, working capital management would have resulted in a positive USD 369 million cash impact.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2010 and 2009 were as follows:

	Year ended 31 December 2010	Year ended 31 December 2009
	(USD million)
Net capital expenditure	(2,123)	(1,386)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of, and purchase and sale of non-controlling interests	(62)	4,586
Proceeds from the sale of associates and assets held for sale	146	1,813
Investment in short term debt securities	(604)	—
Other	97	256

Cash flow from (used in) investing activities	(2,546)	5,269

Net cash used in investing activities was USD 2,546 million in 2010 as compared to USD 5,269 million of cash realized from investing activities during 2009. This difference mainly results from the cash inflow from the disposal program we executed in 2009. In addition, net capital expenditures increased from USD 1,386 million in 2009 to USD 2,123 million in 2010, mainly due to higher investments in the growth regions of Brazil and China. Out of the total capital expenditures in 2010 approximately 53% was used to improve our production facilities while 38% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software. During 2010, we invested USD 604 million in Brazilian real denominated government debt securities in order to facilitate liquidity and capital preservation. These investments are of a highly liquid nature.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2010 and 2009 were as follows:

	Year ended 31 December 2010	Year ended 31 December 2009
	(USD million)
Dividends paid	(1,924)	(1,313)
Net (payments on) / proceeds from borrowings	(4,290)	(11,793)
Net proceeds from the issue of share capital	215	76
Other (including net financing costs other than interest)	(758)	(66)

Cash flow from (used in) financing activities	(6,757)	(13,096)

Cash flows used in financing activities amounted to USD 6,757 million for the year ended 31 December 2010, as compared to USD 13,096 million of cash used in financing activities for the year ended 31 December 2009, mainly reflecting higher dividend pay out, reduced net repayments from borrowings partly offset by settlement of derivatives not part of a hedging relationship.

Our cash, cash equivalents and short term investments in debt securities less bank overdrafts as of 31 December 2010 amounted to USD 5,138 million. As of 31 December 2010, we had an aggregate of USD 568 million and USD 8,587 million available to us under committed short term and long-term credit facilities, respectively. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Capital Resources and Equity

Net debt as of 31 December 2010 was USD 39.7 billion, a reduction of USD 5.5 billion as compared to 31 December 2009, driven by strong cash flow generation. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus owned debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating its progress towards deleveraging. Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and to AmBev totaling USD 1,924 million; the payment of interest and taxes, amounting to USD 4,450 million; and the impact of changes in foreign exchange rates, resulting in a USD 725 million decrease of net debt.

During 2010, we repaid or refinanced USD 12.8 billion of our existing senior bank facilities. During the last two years, we have significantly enhanced our maturity profile and we believe our current cash flow generation is more than sufficient to cover debt maturing in the next 12 months. The chart below shows the terms and debt repayment schedules of our outstanding debt as of 31 December 2008, 2009 and 2010 (figures in USD billions):

Consolidated equity attributable to our equity holders as of 31 December 2010 was USD 35,259 million, compared to USD 30,318 million as of 31 December 2009. The combined effect of the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the Chinese yuan, the Mexican peso and the Ukrainian hryvnia and the weakening of mainly the closing rates of the Argentinean peso, the euro, the pound sterling and the Russian ruble resulted in a foreign exchange translation adjustment of USD 939 million.

Outlook

Our board of directors proposes a dividend of EUR 0.80 per share, subject to shareholder approval. If approved, the shares will trade ex-coupon as of 27 April 2011 and dividends will be payable as from 2 May 2011. The Record Date will be 29 April 2011.

The global economy is still in recovery at a pace that varies by country. We see Latin America and Asia as regions with good economic growth prospects, whereas for some economies the outlook is still unclear. In our largest market of the United States there are early signs of a reduction in unemployment levels. If sustained, we believe this would improve consumer confidence, positively impacting the beer industry.

Meanwhile, we will aim to leverage our leadership positions in the key markets by increasing our sales and marketing investments by mid to high single digits in 2011, putting us in an even stronger position to fully benefit from economic recovery, market by market.

Continuous investments behind our brands, coupled with revenue management discipline and improved brand mix, should allow us to deliver revenue per hl growth ahead of inflation.

In terms of the volume outlook for 2011, we expect the first quarter to be soft, still impacted primarily by high unemployment rates among our core consumers in the United States and heavy rains in Brazil, with momentum building from the second quarter into the second half of 2011.

We are expecting cost of sales per hl to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through the company’s hedging strategy, procurement savings and further efficiency gains in our operations.

In 2010, we realized synergies of USD 620 million related to the combination with Anheuser-Busch, bringing total synergies as of December 31, 2010 to USD 1,980 million USD. In 2011 we are expecting to deliver at least the additional USD 270 million bringing total of synergies to our commitment of USD 2.25 billion. We see potential upside from sharing best practices and fully exploring top line opportunities taking us beyond the USD 2.25 billion. However, we will not disclose these amounts separately in the future, as integration is essentially completed.

For the full year 2011, we expect the average coupon on net debt to be between 6.0 and 6.5% per annum.

We will continue to invest in building capacity to meet demand in key growth markets and to drive our commercial innovation pipeline. Consequently, we expect 2011 net capital expenditures to be between USD 2.7 billion and USD 2.9 billion, as compared to USD 2.1 billion in 2010.

Recent Developments

On 24 January 2011, we announced that we had completed the pricing of USD 1.65 billion aggregate principal amount of notes, consisting of USD 650 million aggregate principal amount of floating rate notes due 2014, USD 500 million aggregate principal amount of fixed rate notes due 2016 and USD 500 million aggregate principal amount of fixed rate notes due 2021. The notes will bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. As a result of this transaction, non-recurring finance costs in the first quarter of 2011 will include a one-time accretion expense and negative mark-to-market adjustment estimated at approximately USD 75 million, as a portion of the interest rates swaps hedging borrowings under our 2010 senior bank facilities will no longer be effective. The cash equivalent of the negative mark-to-market adjustment will be spread from 2011 to 2014.

On 11 February 2011, our subsidiary, Anheuser-Busch InBev Worldwide Inc., launched an offer to exchange up to USD 8.0 billion of its outstanding unregistered notes for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before we became an SEC reporting company. The exchange offer will close on 14 March 2011.